UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Bryan H. Lawrence

Chairman of the Board

Rivercrest Royalties Holdings, LLC

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

Bryan H. Lawrence

Yorktown Energy Partners X, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Jeff M. Dobbs Mayer Brown LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000	Ann Marie Cowdrey Thompson & Knight LLP One Arts Plaza 1722 Routh Street, Suite 1500 Dallas, Texas 75201-2533 (214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Rivercrest Royalties Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%(1)

(14)	Type of Reporting Person (See Instructions) OO

(1)        Based on 16,509,799 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of November 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, that was filed by the Issuer with the United States Securities and Exchange Commission (“SEC”) on November 9, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown Energy Partners X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 925,634

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 925,634

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), is the sole general partner of Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”). Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Reporting Persons”), is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Each of Yorktown Company and Yorktown Associates disclaims beneficial ownership of the securities owned by Yorktown, except to the extent of its pecuniary interest therein.

(2)

Based on 16,509,799 Common Units outstanding as of November 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, that was filed by the Issuer with the SEC on November 9, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Company LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 925,634

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 925,634

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%(2)

(14)	Type of Reporting Person (See Instructions) PN

(1)

Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Each of Yorktown Company and Yorktown Associates disclaims beneficial ownership of the securities owned by Yorktown, except to the extent of its pecuniary interest therein.

(2)

Based on 16,509,799 Common Units outstanding as of November 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, that was filed by the Issuer with the SEC on November 9, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons Yorktown X Associates LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 925,634

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 925,634

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%(2)

(14)	Type of Reporting Person (See Instructions) OO

(1)

Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, Yorktown Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown. Each of Yorktown Company and Yorktown Associates disclaims beneficial ownership of the securities owned by Yorktown, except to the extent of its pecuniary interest therein.

(2)

Based on 16,509,799 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, that was filed by the Issuer with the SEC on November 9, 2017.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to common units representing limited partner interests (the “Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). This Amendment No. 2 amends the Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (“SEC”) on February 21, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on September 1, 2017 (“Amendment No. 1”; the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, this “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged. Capitalized terms used herein that are not defined herein have the meanings given to them in the Original Schedule 13D, as amended by Amendment No. 1.

The Reporting Persons are filing this Amendment No. 2 to report that on December 5, 2017, Rivercrest Royalties Holdings, LLC, a Delaware limited liability company (“Holdings”), distributed all of its assets to its members, on a pro rata basis and for no consideration, in connection with the dissolution of Holdings. As a result of this distribution, (i) Holdings no longer beneficially owns any Common Units or other securities of the Issuer and (ii) Yorktown received an aggregate of 741,970 Common Units based on its membership interest in Holdings.  This is the final amendment to this Schedule 13D and an exit filing for Holdings as a “Reporting Person.” In connection with this distribution, Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown Associates”), will report their beneficial ownership of Common Units on Schedule 13G in the future.

 On December 4, 2017, Rivercrest Royalties II, LLC (“Rivercrest II”) distributed all of its Common Units to its members, on a pro rata basis and for no consideration.  As a result of this distribution, Yorktown received an aggregate of 183,664 Common Units based on its membership interest in Rivercrest II. The Holdings and Rivercrest II distributions increased the number of Common Units held directly by Yorktown from zero to 925,634 Common Units. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. As a result, each of Yorktown Associates and Yorktown Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the aggregate 925,634 Common Units that were distributed to Yorktown. Each of Yorktown Company and Yorktown Associates disclaims beneficial ownership of the securities owned by Yorktown, except to the extent of its pecuniary interest therein.

Item 2.         Identity and Background

Item 2(a) is hereby amended and restated in its entirety as follows:

“The Original Schedule 13D was jointly filed by and on behalf of each of Holdings, Yorktown, Yorktown Company and Yorktown Associates, pursuant to a Joint Filing Agreement dated February 17, 2017.  On December 5, 2017, Holdings distributed all of its assets to its members, on a pro rata basis and for no consideration, in connection with the dissolution of Holdings.  As a result of this distribution, (i) Holdings no longer beneficially owns any Common Units or other securities of the Issuer, and (ii) Yorktown received an aggregate of 741,970 Common Units based on its membership interest in Holdings. Accordingly, each of Yorktown, Yorktown Company and Yorktown Associates are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons” in this Schedule 13D, and Holdings is no longer included as a “Reporting Person” in this Schedule 13D.

Certain information required by this Item 2 concerning the executive officers, directors, managers or other control persons of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.”

Item 2(b) is hereby amended and restated in its entirety as follows:

“(b)         The principal business address of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022. The principal business address of each of the Covered Individuals is set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c)         The principal business of Yorktown is to invest in equity securities of energy companies. The principal business of Yorktown Company is to manage Yorktown. The principal business of Yorktown Associates is to manage Yorktown Company.  The present principal occupation of each of the Covered Individuals, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein.”

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

“On December 4, 2017, Rivercrest II distributed all of its Common Units to its members, on a pro rata basis and for no consideration. As a result of this distribution, Yorktown received an aggregate of 183,664 Common Units based on its membership interest in Rivercrest II. On December 5, 2017, Holdings distributed all of its assets to its members, on a pro rata basis and for no consideration, in connection with the dissolution of Holdings.  As a result of this distribution, (i) Holdings no longer beneficially owns any Common Units or other securities of the Issuer and (ii) Yorktown received an aggregate of 741,970 Common Units based on its membership interest in Holdings.”

Item 4.   Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“On December 5, 2017, Holdings distributed all of its assets to its members, on a pro rata basis and for no consideration, in connection with the dissolution of Holdings.  As a result of this distribution, (i) Holdings no longer beneficially owns any Common Units or other securities of the Issuer and (ii) Yorktown received an aggregate of 741,970 Common Units based on its membership interest in Holdings. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(a)           None.

(b)           None.

(c)           None.

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)         The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for the aggregate number and percentage of Common Units beneficially owned by the Covered Individuals. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b)           The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference. See Exhibit 99.2 for information regarding the number of Common Units as to which the Covered Individuals have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best of their knowledge, any of the Covered Individuals has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any Common Units.

(c)           Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.

(d)           Except as otherwise described herein, no person other than the Reporting Persons or the Covered Individuals has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported as beneficially owned by such persons on this Schedule 13D.

(e)           Not applicable.”

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

“The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Holdings was a party to the original Joint Filing Agreement, dated as of February 17, 2017, a copy of which was attached as Exhibit 99.1 to the Original Schedule 13D and is incorporated herein by reference. As described above, on December 5, 2017, all of the Common Units previously held by Holdings were distributed to its members in connection with the dissolution of Holdings. As a result, Holdings no longer beneficially owns any Common Units or other securities of the Issuer and is no longer included as a Reporting Person in this Schedule 13D. Accordingly, on December 28, 2017, the parties to the Joint Filing Agreement entered into that certain Amendment No. 1 to the Joint Filing Agreement, which provides that Holdings will cease to be a party to the Joint Filing Agreement, effective as of December 5, 2017. A copy of Amendment No. 1 to the Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.”

Item 7.                   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on February 21, 2017).

99.2	Additional Information Regarding Reporting Persons and Covered Individuals (filed herewith).

99.3	Amendment No. 1 to the Joint Filing Agreement, dated as of December 28, 2017 (filed herewith).

99.4

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, Kimbell Royalty GP, LLC, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2017

RIVERCREST ROYALTIES HOLDINGS, LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Chairman of the Board

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,			,
its general partner

	By:	Yorktown X Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN X ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager